Exhibit 99.1

XP INC. REACHES R$660 BILLION AUC AND

2.8 MILLION ACTIVE CLIENTS

São Paulo, Brazil, January 26, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced today 4Q20 KPIs and provided an update on the Company’s collateralized credit business.

Assets Under Custody (in R$ billion)

61%
409
53
198
660
4Q19
Market Appreciation
Net Inflow
4Q20

Total AUC reached R$660 billion at December 31, up 61% year-over-year and 17% quarter-over-quarter. Year-over-year growth was driven by R$198 billion of net inflows and R$53 billion of market appreciation. Despite last year’s uncertainty and volatility, XP delivered solid AUC growth, while continuing to strengthen brand recognition among Brazilian investors.

“During our IPO process in 2019, XP had a R$350 billion AUC. Fast forward to the end of 2020, and we almost doubled our AUC. I think the main opportunity we have ahead of us is to double our AUC one more time, especially now as we begin to offer a full suite of banking services and products. This could be achieved by reaching 100% of Share of Wallet within our existing clients. The R$1 trillion milestone looks closer than ever”, said Guilherme Benchimol, XP Inc.’s founder and CEO.

Net Inflow (in R$ billion)

Adjusted Net Inflow totaled R$37 billion in 4Q20, steady relative to 3Q20. Average monthly Net Inflow, adjusted for extraordinary equity inflows/outflows, was R$12.7 billion in 2H20, up 17% from R$10.8 billion in 1H20. For 4Q20, flows were strong across all channels and brands, led by the Private segment reflecting ongoing cross-selling opportunities across XP’s ecosystem.

Active Clients (in ‘000)

Active clients grew 63% and 5% in 4Q20 vs 4Q19 and 3Q20, respectively. In 2020, client growth was strong across channels, with XP Direct outpacing the IFA channel and Rico accelerating sharply in 4Q20 following brokerage fees cut to zero in September

IFA Network

IFA Network gross additions reached a record 1,562 in 4Q20 bringing our total IFA headcount to over 8,000 at the end of 2020. The strong growth reflects XP’s efforts and investments to develop the IFA profession, which should become increasingly important and sophisticated, and further differentiate our infrastructure in order to support growth and productivity, even as recruiting efforts are becoming increasingly selective.

“4Q20 was the best quarter ever in terms of IFAs onboarding in our platform. This trend has been accelerated by: (i) enhancement of XP’s IFA tools and resources, attracting more newcomers to our ecosystem, (ii) investments in our existing network, which is well capitalized and accelerating new IFAs acquisition; (iii) incumbents reducing costs and closing branches and (iv) favorable macro environment, helped by the lowest interest rate ever. We expect these tailwinds to continue to help us throughout 2021”, said Gabriel Leal, Chief Strategy Officer.

Retail DARTs¹ (million trades)

¹Daily Average Revenue Trades, including Stocks, REITs, Options and Futures

Retail DARTs have held strong since 2Q20 with 2.6mm daily average trades in 4Q20 despite a normal seasonal slowdown in December due to the holiday season. Retail DARTs at Rico reached a record in 4Q20 following the implementation of zero brokerage fees in September.

Collateralized Credit Portfolio (in R$ million)

Our Credit portfolio reached R$3.9 billion in December 31, 2020, which represented 0.6% of our total AUC. Demand was driven by both individuals and SMB clients, boosted by XP’s AUC growth and the Government’s decision to charge zero IOF (Tax on Financial Operations) on loans granted over the last two weeks of the year.

The average duration of our credit book was 3.2 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0% at year-end. Furthermore, we highlight the asset light nature of our loan book, which currently represents R$721 million of Risk Weighted Assets and requires minimum regulatory capital of just R$58 million. The fact that our credit portfolio is 100% collateralized minimizes capital needs for growth. Our book is mainly funded by the issuance of Structured Notes (COEs) and Deposits, which are distributed to clients via our own platform.

According to Bruno Constantino, XP’s CFO, “This revenue line didn’t exist in 2019. As a result of our banking license and ongoing efforts throughout 2020, we were able to enter in a new and promising segment. As with everything we do at XP, our focus is on client experience and execution. Our platform gives us the ability to quickly scale up businesses, as the credit portfolio reinforces, growing ~10x from June to December 2020.”

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, increased to 71 in December 2020. Maintaining a high NPS score is a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Non-GAAP Measures

This release includes certain non GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 750 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Natali Pimenta	IR Website: investors.xpinc.com